

02035093

P.E 5-1-02

1-11444

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAY 0 6 2002
WASH. D.C.
152
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ____May____, 2002

MAGNA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)

By: ____________________
J. Brian Colburn
Executive Vice-President, Special Projects and Secretary

Date: May 2, 2002

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CRGH

EXHIBITS

Exhibit 1	Press release issued May 2, 2002 in which the Registrant announced that it intends to redeem on June 6, 2002 all of the outstanding 4.875% Convertible Debentures due 2005. Any Debentures outstanding on June 6, 2002 will be redeemed at a redemption price, inclusive of unpaid interest, of U.S. $1,015.0313 per U.S. $1,000 principal amount of Debentures, such amount to be paid by the Registrant issuing 13.6477 Class A Subordinate Voting Shares for each U.S. $1,000 principal amount of Debentures outstanding plus accrued and unpaid interest thereon to June 5, 2002.



Magna International Inc.

337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES REDEMPTION OF 4.875% CONVERTIBLE DEBENTURES DUE 2005

May 2, 2002, Aurora, Ontario, Canada......Magna International Inc. (TSE:MG.A, MG.B; NYSE: MGA) announced today that it intends to redeem on June 6, 2002 all of the outstanding 4.875% Convertible Debentures due 2005. The Debentures are convertible into Class A Subordinate Voting Shares at a conversion price of U.S. $74.27 and Debentureholders may continue to convert Debentures until the close of business on June 5, 2002. Any Debentures outstanding on June 6, 2002 will be redeemed at a redemption price, inclusive of accrued and unpaid interest, of U.S. $1,015.0313 per U.S. $1,000.00 principal amount of Debentures, such amount to be paid by Magna issuing 13.6477 Class A Subordinate Voting shares for each U.S. $1,000.00 principal amount of Debentures outstanding including accrued and unpaid interest thereon to June 5, 2002. Approximately U.S. $480 million principal amount of Debentures remain outstanding.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, powertrain and fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 67,000 employees in 173 manufacturing operations and 43 product development and engineering centres in 19 countries.

For further information, please contact: Vincent J. Galifi, Executive Vice-President, Finance and Chief Financial Officer of Magna at (905) 726-7100.